

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 3, 2009

Mr. Michael J. Malbourne
Chief Financial Officer
Elray Resources, Inc.
#15, 291 Street, Sangkat Boeng Kok 1
Tourl Kok District
Phnom Penh, Cambodia

> **Re: Elray Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 000-52727**

Dear Mr. Malbourne:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Please correct your commission file number on the cover of your periodic and
        current filings to read 000-52727, which was assigned in conjunction with your
        filing of the Form 8-A registration statement on July 13, 2007.

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note your auditors are located in Houston, Texas. Since your assets,
        liabilities, and business activities relate to operations located in Cambodia and
        Indonesia, please tell us how the audit of the business activities, including the
        associated assets and liabilities, was conducted. Please address whether or not
        another auditor was involved in the audit of these operations and, if so, the name
        of the firm.

Consolidated Statement of Stockholders' Equity, page F-5

3.   We note the line item you present captioned 'Issuance of shares as a result of
        share exchange and recapitalization,' totaling 26,437,500 shares. Please provide
        us with an explanation that supports your belief that this is the appropriate
        number of shares for this caption. In addition, please provide us with the balance
        sheets of Angkor Wat and Elray Resources, Inc. immediately prior to the
        exchange transaction.

Notes to the Consolidated Financial Statements, page F-6

Note 3 – Summary of Accounting Policies, page F-6

Mineral Properties, page F-8

4.   We note your disclosure under this heading that "In accordance with Securities
        and Exchange Commission Industry Guide 7, the Company charges mineral
        property acquisition costs and exploration costs to operations as incurred." Based
        on this disclosure, please tell us how this policy complies with the guidance in
        EITF 04-2, which recognizes mineral rights as intangible assets to be capitalized
        upon acquisition, and presented as a separate component of property, plant, and
        equipment either on the face of the financial statements or in the notes. In
        addition, please provide us with a description of the types of costs you have
        included in your balance sheet, under the caption 'Mineral properties.'

5.   We note from the description of your accounting policy that you plan to amortize
        capitalized development costs using units-of-production over the estimated life of
        the 'probable' reserves. Please modify your policy so that you calculate your
        amortization basis over the estimated life of proven and probable reserves, as
        contemplated by Industry Guide 7. Similar concerns exist over the description of
        your accounting policy for all future development costs. In this regard, you state
        that you plan to charge future development costs to operations on a units-of-
        production method over the estimated life of the 'recoverable' reserves.

Controls and Procedures, page 25

(b) Management's Report on Internal Control Over Financial Reporting

6.   We note your statement under this heading that "Based on our evaluation under
        the framework, management has concluded that our internal control over financial
        reporting was effective as of March 31, 2008." Based on this disclosure, please
        explain to us why you concluded as of March 31, 2008 instead of December 31,
        2008. If this disclosure is a typographical error, please amend your filing as
        appropriate or otherwise advise. Due to your reverse merger that was effective on
        August 12, 2008, please refer to the Division's Compliance and Disclosure
        Interpretations, Section 215.02, as it relates to reverse acquisitions and providing
        Management's Report on Internal Control over Financial Reporting, located on
        our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm,
        and explain to us how you considered this guidance in light of your reverse
        acquisition.

(c) Changes in Internal Control over Financial Reporting, page 26

7.   Your disclosure under this caption should address changes in your internal control
        over financial reporting that occurred during the last fiscal quarter, or the fourth
        fiscal quarter in the case of an annual report, as contemplated by Item 308T(b) of
        Regulation S-K. In this regard, we note your reference to the last fiscal year
        ended March 31, 2008. Please revise your disclosure accordingly.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Disclosure Controls and Procedures, page 11

8.   We note your statement under this caption that "Based on that evaluation, the
        Certifying Officers have concluded that, as of the Evaluation Date, the disclosure
        controls and procedures in place were adequate to ensure that information
        required to be disclosed by us in reports that we file or submit under the
        Exchange Act, is recorded, processed, summarized and reported on a timely basis

in accordance with applicable rules and regulations." Please revise your conclusion to definitively state whether your disclosure controls and procedures were effective or ineffective, as required by Item 307 of Regulation S-K. In this regard, use of the word 'adequate' is not contemplated by Item 307 of Regulation S-K.

9.   In addition, please note that under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management, including its principal executive and financial officers. Please expand your conclusion accordingly or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Senator Project, page 7

10.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Observations, page 8

11.   We note your descriptions of grab samples and the use of sample assay value ranges in your property descriptions. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade. Please revise your disclosures to comply with this guidance

12.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief